July 18, 2024

Brian Meyers
Executive Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corporation
14 Sylvan Way, Suite A
Parsippany, NJ 07054

       Re: Lincoln Educational Services Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed May 6, 2024
           File No. 000-51371
Dear Brian Meyers:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 6, 2024
Exhibit 99.1 - Press Release issued by Lincoln Educational Services Corporation dated May 6,
2024
First Quarter 2024 Financial Highlights, page 1

1.     We note you present the non-GAAP measure    adjusted EBITDA    within
the bullet points
       for first quarter 2024 financial highlights. When presenting a non-GAAP measure, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance
       and Disclosure Interpretations.
Reconciliation of Non-GAAP Financial Measures, page 6

2.     We note your Adjusted EBITDA and Adjusted Net Income non-GAAP measures include
       an adjustment of $450,000 which appears to represent the non-cash rent expense resulting
       from the    free rent    period at your Nashville, Tennessee property.
This adjustment
       appears to have the effect of reversing some of the accounting effects of the sale and lease-back transaction. Please tell us whether you consider this adjustment an individually
 July 18, 2024
Page 2

       tailored accounting principle, and if so, please modify your future disclosure accordingly.
       Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services